

February 21, 2014

Via Facsimile
Mr. Howard Garfield
Chief Financial Officer
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

    Re: **Behringer Harvard Multifamily REIT I, Inc.**
            Form 10-K for the year ended December 31, 2012
            Filed on March 1, 2013
            File No. 000-53195

Dear Mr. Garfield:

We have reviewed your response letter dated January 17, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page F-7

2.Summary of Significant Accounting Policies, page F-10

4. Business Combinations, page F-17

1) We note your response to our prior comment 9. Please clarify how the guidance in Rule 3-14 of Regulation S-X was considered as it relates to your consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011.

Mr. Howard Garfield
Behringer Harvard Multifamily REIT I, Inc.
February 21, 2014
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief